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                                                                Exhibit (a)(2)


                      [DELAWARE OTSEGO CORPORATION LETTERHEAD]


For Immediate Release                           Contact:
                                                Phil Pepe, Jr., Ext. 267, or
                                                  914-968-6303 days/eves
                                                  voice mail.

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DELAWARE OTSEGO CORPORATION CONFIRMS RECEIPT OF PURCHASE OFFER

Cooperstown, NY; August 11, 1997 . . . Everett Gilmour, Chairman of the Board of Directors of Delaware Otsego Corporation (NASDAQ Symbol "DOCP"), announced today that the Company has received an offer from a group comprised of CSX Corporation, Norfolk Southern Corporation and Walter G. Rich to acquire 100% of the Company's outstanding stock at a price of $19.00 per share. The offer was received Friday evening (August 8, 1997). Mr. Rich is President and Chief Executive Officer of the Company.

        Company spokesperson Phil Pepe, Jr. said "The Company's Board of Directors met over the weekend with its financial and legal advisors to review the offer as well as other possible alternatives." The Board of Directors is reviewing all matters relating to interest in the company and plans to continue discussions with the offering group. Pepe said, "No further information can be made available at this time."

        Delaware Otsego Corporation is a non-rail holding company whose principal subsidiary. The New York, Susquchanna and Western Railway Corporation, provides rail freight service to customers in New York and New Jersey.

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